Exhibit 99.1

Carbon Revolution Announces Record Revenue Results for Fiscal 2024

-       Achieved Record Full Year Revenue of US$47.3 million, up 87% year-over-year
-       Makes substantial progress on operational and liquidity actions

Geelong, Australia, May 14, 2025. - Carbon Revolution plc (Nasdaq: CREV) (the “Company”), a Tier 1 OEM supplier and the leading global manufacturer of lightweight advanced technology automotive carbon fiber wheels, today announced fiscal 2024 results for the period ended June 30, 2024. Full year revenue was a record US$47.3 million, up 87% year-over-year. Full year loss after income tax was US$146.4 million compared to US$52.5 million a year ago, with transaction costs comprising US$20.9 million for the current year compared to US$16.4 million for the prior year. Impairment of assets in accordance with IAS 36 of US$68.0m was also taken in FY24.

"Carbon Revolution delivered exceptional growth in fiscal 2024, with full-year revenue growing 87% year-over-year," said Donald Hampton, Jr, CEO of Carbon Revolution. "This performance was driven primarily by a ramp to full production of the Range Rover Sport SV program combined with increased volumes shipped for the Corvette Z06 / E-Ray program.”

“The completion of our Mega-line initial commissioning is a significant milestone,” added Mr. Hampton, Jr. “The Mega-line, combined with associated expanded capacity, enhances our operational efficiency and we believe positions us to meet the demand from global OEMs. Spend on capacity expansion required for expected volume from currently awarded programs is concluding and we have recently restructured and lowered our cost base, both items combined bring a new level of resilience to our business.”

“With all that has been achieved in the last 18 months, the Company expects to be well placed for growth and is moving toward profitability from our first plant in Australia."

Business progress includes:

-	Appointed Robert A. (Bob) Lutz as Chair of the Board of Directors
-	Strengthened leadership with appointments of Donald Hampton, Jr. as CEO and Alia Comai as Chief Revenue Officer
-	Key customer vehicle launches, including Chevrolet Corvette ZR1 and Lamborghini Temerario
-	Completed initial Mega-line commissioning, driving operational efficiencies
-	Achieved industry recognition at the prestigious 2024 PACE Automotive News awards with dual awards

Webcast and Conference Call Information

To listen to the conference call via the Internet, please go to the Events section on Carbon Revolution’s investor website. To listen to the conference call via telephone, please call (877) 407-9716 (domestic) or (201) 493-6779 (international).

A replay of the conference call will be available from 3:00 pm Eastern Time on May 15, 2025, until 11:59 pm Eastern Time on May 29, 2025 under the Events section of Carbon Revolution’s investor website, or by calling (844) 512-2921 (US domestic) or (412) 317-6671 (international), Access ID: 13753730.

About Carbon Revolution plc

Carbon Revolution plc (Nasdaq: CREV) is the parent of Carbon Revolution Pty Ltd, an early-stage growth company which has successfully innovated, commercialized and industrialized the advanced manufacture of carbon fiber wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing lightweight wheels for cars and SUVs in the high performance, premium and luxury segments, for the world’s most prestigious automotive brands. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

Financial Highlights

Metrics(1) (US$ unless otherwise specified)	FY24	FY23	Change %
Revenue (US$m)	47.3	25.3	87%
Loss for the year (US$m)	(146.4)	(52.5)	(179)%
EBITDA (2) (US$m)	(120.5)	(42.3)	(185)%
Adjusted EBITDA (3) (US$m)	(35.0)	(23.5)	(49)%
Unrestricted cash at April 30 2025(4) (US$m)	1.0

(1)	All USD figures converted to USD at a rate of 0.6624:1 (USD:AUD) for convenience. Financial years ending June 30.
(2)
EBITDA differs from the most comparable IFRS measure, net loss for the year, primarily because it does not include interest expense and interest income, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets.

(3)
Adjusted EBITDA adjusts EBITDA for capital raising transaction costs, share-based payment expenses, impairment of assets, loss on modification, loss on extinguishment, supplier financing costs, realized foreign exchange loss, gain on remeasurement of warrant liabilities and unrealized foreign exchange gain. See additional information at the end of this release regarding non-IFRS financial measures.

(4)
The Company expects to draw down the remaining US$5m from OIC funds in CY2025. As of April 30, 2025 the Company has US$1.0m of available cash on the balance sheet and US$3.6m in restricted Trust fund in relation to the PIUS agreement.

Use of Non-IFRS Financial Measures and Other Operating Metrics

In addition to results determined in accordance with IFRS, management utilizes certain non-IFRS financial measures such as EBITDA and Adjusted EBITDA, which are not financial measures as defined by IFRS. Non-IFRS measures have certain limitations and should not be considered in isolation or as a substitute for analysis of the Company’s results of operations as reported under IFRS. The Company believes non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company’s management believes that the use of non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-IFRS/GAAP financial measures to investors. These measures should not be used instead of, or considered as alternatives to, the Company’s financial results prepared in accordance with IFRS and may not be comparable to similarly titled measures disclosed by other companies.

Forward Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the future financial performance, business strategies, financings and expectations for the Company’s business. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Carbon Revolution’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Carbon Revolution.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) Carbon Revolution's liquidity, including its ability to pay its obligations and to issue equity, refinance its indebtedness or otherwise obtain financing at all or on acceptable terms, (ii) risks related to our ability to meet financial covenants and other key covenants under existing financing arrangements, (iii) changes in domestic and foreign business, market, financial, political and legal conditions; (iv) the ability to maintain the listing of Carbon Revolution’s securities on the stock exchange; (v) risks related to the rollout of Carbon Revolution’s business strategy and the timing of expected business milestones; (vi) the effects of competition on Carbon Revolution’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and retain its management and key employees; (vii) risks related to domestic and international political and macroeconomic uncertainty, including tariffs and trade policy and the Russia-Ukraine and Israel-Hamas and Israel-Hezbollah conflicts; (viii) the outcome of any legal proceedings that may be instituted against Carbon Revolution; (ix) the impact of pandemic and governmental responses on any of the foregoing risks; (x) risks related to Carbon Revolution’s industry; (xi) changes in laws and regulations; and (xii) those factors discussed in the documents Carbon Revolution filed with the SEC, including the Annual Report on Form 20-F for the financial year ended June 30, 2024.

If any of these risks materialize or Carbon Revolution’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Carbon Revolution does not presently know or that Carbon Revolution currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Carbon Revolution’s expectations, plans or forecasts of future events and views as of the date of this communication. Carbon Revolution anticipates that subsequent events and developments will cause Carbon Revolution’s assessments to change. However, while Carbon Revolution may elect to update these forward-looking statements at some point in the future, Carbon Revolution specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Carbon Revolution’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

For further information, please contact:

Investors
Investors@carbonrev.com

Media
Media@carbonrev.com

Carbon Revolution plc
Condensed 1Consolidated Statement of Financial Position

	June 30, 2024 US $’000	June 30, 2024 AU $’000	June 30, 2023 AU $’000
Current assets
Cash and cash equivalents	2,454	3,705	19,582
Restricted trust fund	446	674	14,677
Receivables	5,656	8,538	6,430
Contract assets	9,242	13,952	8,239
Inventories	19,101	28,836	22,173
Other current assets	1,453	2,193	378
Total current assets	38,352	57,898	71,479
Non-current assets
Restricted trust fund	4,637	7,001	-
Property, plant and equipment	-	-	62,638
Right-of-use assets	-	-	7,446
Intangible assets	-	-	16,774
Total non-current assets	4,637	7,001	86,858
Total assets	42,989	64,899	158,337

Current liabilities
Payables	29,973	45,247	15,474
Borrowings	9,282	14,013	13,829
Lease liability	467	705	645
Contract liability	730	1,102	748
Deferred income	1,400	2,114	1,919
Provisions	2,887	4,359	12,957
Total current liabilities	44,739	67,540	45,572
Non-current liabilities
Borrowings	93,301	140,853	70,833
Payables	10,064	15,193	-
Derivative liability	352	531	-
Lease liability	4,677	7,061	7,368
Contract liability	2,999	4,527	1,755
Deferred income	8,825	13,323	15,235
Provisions	1,877	2,834	1,843
Total non-current liabilities	122,095	184,322	97,034
Total liabilities	166,834	251,862	142,606
Net (liabilities) / assets	(123,845)	(186,963)	15,731

Equity (Deficit)
Contributed equity	-	-	-
Warrants	4,971	7,504	-
Reserves	1,317	1,990	7,166
Accumulated losses	(130,133)	(196,457)	8,565
Total equity (deficit)	(123,845)	(186,963)	15,731

1 All USD figures converted to USD at a rate of 0.6624:1 (USD:AUD) for convenience.

Carbon Revolution plc
Condensed Consolidated Statement of Profit or Loss and
Other Comprehensive Income
2For the Years Ended June 30 2024, 2023 and 2022

	2024	2024	2023	2022
	US $’000	AU $’000	AU $’000	AU $’000

Sale of wheels	44,752	67,560	37,477	38,276
Engineering services	1,702	2,569	530	464
Sale of tooling	881	1,330	253	1,596
Revenue	47,335	71,459	38,260	40,336
Cost of goods sold	(65,262)	(98,523)	(55,094)	(57,445)
Impairment of assets	(55,472)	(83,745)	-	-
Gross loss	(73,399)	(110,809)	(16,834)	(17,109)

Other income	1,423	2,148	3,096	4,320
Operational expenses	(2,505)	(3,782)	(2,997)	(2,013)
Research and development expenses	(23,914)	(36,102)	(16,180)	(16,933)
Administrative expenses	(11,979)	(18,084)	(14,566)	(13,146)
Marketing expenses	(1,166)	(1,760)	(1,494)	(1,550)
Capital raising transaction costs	(20,921)	(31,584)	(24,746)	-
Finance costs	(19,937)	(30,100)	(5,502)	(1,390)
Finance income	5,955	8,990	-	-
Loss before income tax expense	(146,443)	(221,083)	(79,223)	(47,821)
Income tax expense	-	-	-	-
Loss for the year	(146,443)	(221,083)	(79,223)	(47,821)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations	201	303	(62)	(147)
Other comprehensive income / (loss)	201	303	(62)	(147)

Total comprehensive loss for the year	(146,242)	(220,780)	(79,285)	(47,968)

Earnings per share	US $	AU $	AU $	AU $
Basic	(77.90)	(117.61)	(59.20)	$(36.17)
Diluted	(77.90)	(117.61)	(59.20)	$(36.17)

2 All USD figures converted to USD at a rate of 0.6624:1 (USD:AUD) for convenience.

Carbon Revolution plc
Condensed Consolidated Statement of Changes in Equity (Deficit) – AU$
For the years ended June 30, 2024, 2023 and 2022

	Share Capital*	Share Premium*	Warrants	Share buyback reserve	Share based payment reserve	Accumulated losses	Foreign currency translation reserve	Total equity (deficit)
	AU $’000	AU $’000	AU $’000	AU $’000	AU $’000	AU $’000	AU $’000	AU $’000
Balance as of July 1, 2021	-	-	-	(311)	5,979	(131,067)	(9)	136,726
Loss after tax for the year	-	-	-	-	-	(47,821)	-	(47,821)
Other comprehensive loss for the year	-	-	-	-	-	-	(147)	(147)
Total comprehensive loss for the year	-	-	-	-	-	(47,821)	(147)	(47,968)
Transactions with owners in their capacity as owners
Share options exercised	-	-	-	-	1,235	1,932	-	3,167
Total transactions with owners in their capacity as owners	-	-	-	-	1,235	1,932	-	3,167
Balance as of June 30, 2022	-	-	-	(311)	7,214	85,178	(156)	91,925

Balance as of July 1, 2022	-	-	-	(311)	7,214	85,178	(156)	91,925
Loss after tax for the year	-	-	-	-	-	(79,223)	-	(79,223)
Other comprehensive loss for the year	-	-	-	-	-	-	(62)	(62)
Total comprehensive loss for the year	-	-	-	-	-	(79,223)	(62)	(79,285)
Transactions with owners in their capacity as owners
Share options exercised	-	-	-	-	481	2,610	-	3,091
Total transactions with owners in their capacity as owners	-	-	-	-	481	2,610	-	3,091
Balance as of June 30, 2023	-	-	-	(311)	7,695	8,565	(218)	15,731

Balance as of July 1, 2023	-	-	-	(311)	7,695	8,565	(218)	15,731
Loss after tax for the year	-	-	-	-	-	(221,083)	-	(221,083)
Other comprehensive income for the year	-	-	-	-	-	-	303	303
Total comprehensive income / (loss) for the year	-	-	-	-	-	(221,083)	303	(220,780)
Transactions with owners in their capacity as owners
Share options exercised	-	-	-	-	(886)	886	-	-
Equity-settled share-based payment	-	-	-	-	(410)	-	-	(410)
Cancellation of share-based payment plans	-	-	-	311	(4,802)	4,491	-	-
Settlement of share-based payment with cash alternative	-	-	-	-	(1,597)	-	-	(1,597)
Equity-settled share-based payment to non-employee	-	-	-	-	1,905	-	-	1,905
Acquisition transaction	-	10,684	-	-	-	-	-	10,684
Capital reduction	-	(10,684)	-	-	-	10,684	-	-
Issue of warrants	-	-	7,504	-	-	-	-	7,504
Total transactions with owners in their capacity as owners	-	-	7,504	311	(5,790)	16,061	-	18,086
Balance as of June 30, 2024	-	-	7,504	-	1,905	(196,457)	85	(186,963)

* Comparative periods have been re-stated with the capital structure of Carbon Revolution PLC being the continuing legal parent. Refer to note 6.7 of the financial statements in the Annual Report on Form 20-F..

3Carbon Revolution plc
Condensed Statements of Cash Flows
For the years ended June 30, 2024 2023 and 2022

	2024 US $’000	2024 AU $’000	2023 AU $’000	2022 AU $’000
Cash flow from operating activities
Receipts from customers	44,198	66,724	45,742	33,643
Receipt of grants and research and development incentives	134	202	15,446	3,767
Payments to suppliers and employees	(75,545)	(114,049)	(80,215)	(81,005)
Interest received	134	202	61	94
Capital raising transaction costs	(7,758)	(11,712)	(9,030)	-
Borrowing costs	(5,978)	(9,025)	(20,676)	-
Finance costs	(6,087)	(9,187)	(3,810)	(2,475)
Net cash used in operating activities	(50,902)	(76,845)	(52,482)	(45,976)

Cash flow from investing activities
Payments for property, plant and equipment	(13,004)	(19,632)	(13,082)	(15,634)
Payments for intangible assets	(3,607)	(5,446)	(4,874)	(6,007)
Sale proceeds from sale of property, plant and equipment	1	2	3	-
Net cash used in investing activities	(16,610)	(25,076)	(17,953)	(21,641)

Cash flow from financing activities
Proceeds from third-party borrowings	71,508	107,953	124,963	33,657
Repayment of third-party borrowings	(20,211)	(30,512)	(43,212)	(29,370)
Reclassification (to)/from restricted trust fund	4,638	7,002	(14,677)	-
Capital raising transaction costs	-	-	-	(422)
Proceeds from capital reorganization	719	1,085	-	-
Repayment of lease liability	(277)	(418)	(604)	(596)
Net cash provided by financing activities	56,377	85,110	66,470	3,269

Net (decrease) / increase in cash and cash equivalents held	(11,135)	(16,811)	(3,965)	(64,348)
Cash and cash equivalents at beginning of financial year	12,971	19,582	22,693	87,257
Effects of exchange rate changes on cash and cash equivalents	618	934	854	(216)
Cash and cash equivalents at end of financial year	2,454	3,705	19,582	22,693

3 All USD figures converted to USD at a rate of 0.6624:1 (USD:AUD) for convenience.

Reconciliation of EBITDA and Adjusted EBITDA to Net loss for the year

EBITDA differs from the most comparable IFRS measure, net loss for the year, primarily because it does not include interest expense and interest income, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for capital raising transaction costs, share-based payment expenses, impairment of assets, loss on modification, loss on extinguishment, supplier financing costs, realized foreign exchange loss, gain on remeasurement of warrant liabilities and unrealized foreign exchange gain. The table below provides the buildup of EBITDA and Adjusted EBITDA described in the Financial Highlights table above.

	2024 US $m4	2023 US $m	2024 AU $m	2023 AU $m
Net loss for the year	(146.4)	(52.5)	(221.1)	(79.2)
Income tax expense	-	-	-	-
Depreciation & Amortization	8.8	7.0	13.2	10.5
Effective interest on third party borrowings	10.6	1.0	16.0	1.4
Cash Interest on third party borrowings	6.1	1.8	9.2	2.7
Interest on lease liabilities	0.2	0.2	0.3	0.3
Interest other	0.4	0.4	0.6	0.6
Interest income	(0.1)	(0.0)	(0.2)	(0.1)
Earnings before Interest, Tax, Depreciation & Amortization (EBITDA)	(120.5)	(42.3)	(182.0)	(63.8)
Capital raising transaction costs	20.9	16.4	31.6	24.7
Share based payment expenses	(0.1)	2.1	(0.2)	3.1
Impairment of assets	68.0	-	102.6	-
Loss on modification	0.6	-	0.9	-
Loss on extinguishment	1.4	-	2.1	-
Supplier financing costs	0.6	0.3	1.0	0.4
Realized foreign exchange loss	0.0	-	0.1	-
Gain on remeasurement of warrant liabilities	(4.4)	-	(6.7)	-
Unrealized foreign exchange gain	(1.4)	-	(2.1)	-
Adjusted EBITDA	(35.0)	(23.5)	(52.7)	(35.6)

4 All USD figures converted to USD at a rate of 0.6624:1 (USD:AUD) for convenience